FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Dissolution of Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 9, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Dissolution of Subsidiaries

Tokyo, April 9, 2008—Nomura Holdings, Inc. today announced that it intends to dissolve the following consolidated subsidiaries.

1.	Outline of Subsidiaries

(1)	NAT 1 LLC

1. Company Name	NAT 1 LLC

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	March 19, 2003

5. Paid-in-Capital	US$0

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representative	David Findlay

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

(2)	NAT 2 LLC

1. Company Name	NAT 2 LLC

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	March 18, 2003

5. Paid-in-Capital	US$0

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representative	David Findlay

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

(3)	NCC INVESTMENTS LLC

1. Company Name	NCC INVESTMENTS LLC

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	September 2, 2005

5. Paid-in-Capital	US$11,237,200

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representatives	David Findlay, Nathan Gorin

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

(4)	ORANGE FINANCE, L.L.C.

1. Company Name	ORANGE FINANCE, L.L.C.

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	May 11, 2006

5. Paid-in-Capital	US$1,000

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representatives	David Findlay, Taisuke Kimura

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

(5)	ORCHID CAPITAL, LLC

1. Company Name	ORCHID CAPITAL, LLC

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	October 25, 2006

5. Paid-in-Capital	US$1,000

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representatives	David Findlay, Taisuke Kimura

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

(6)	NOMURA MORTGAGE CAPTIAL CORP.

1. Company Name	NOMURA MORTGAGE CAPTIAL CORP.

2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.

3. Business	Dormant entity

4. Date of Establishment	March 29, 1988

5. Paid-in-Capital	US$1,000,000

6. Shareholder	Nomura Holding America Inc.: 100%

7. Representative	David Findlay

8. Schedule	Resolution: April 4, 2008 Complete liquidation: June 30, 2008 (scheduled)

2.	Reason for Dissolutions

Liquidations of dormant entities.

3.	Impact on Profits

Any impact arising from the dissolution of such subsidiaries that might affect the consolidated business results of the Company is negligible.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.